FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 5, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing its 2011 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2011 Second Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 4, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and semester ended June 30, 2011 with comparison to its results for the quarter and semester ended June 30, 2010.

Summary of 2011 Second Quarter Results

(Comparison with first quarter of 2011 and second quarter of 2010)
	Q2 2011	Q1 2011		Q2 2010
Net sales (US$ million)	2,403.1	2,324.0	3%	1,981.8	21%
Operating income (US$ million)	412.4	441.4	(7%)	405.3	2%
Net income (US$ million)	304.7	324.2	(6%)	295.0	3%
Shareholders’ net income (US$ million)	287.2	319.4	(10%)	282.1	2%
Earnings per ADS (US$)	0.49	0.54	(10%)	0.48	2%
Earnings per share (US$)	0.24	0.27	(10%)	0.24	2%
EBITDA (US$ million)	548.4	570.8	(4%)	531.2	3%
EBITDA margin (% of net sales)	23%	25%		27%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Sales increased sequentially in each of our operating segments but sales growth in our Tubes operating segment was held back by lower sales in Canada and lower shipments to deepwater line pipe projects. Operating income and margins were affected, however, as cost increases exceeded increases in average selling prices.

Cash flow from operations amounted to US$325.1 million for the quarter and our net cash position (cash and other current investments less total borrowings) remained positive at US$64.9 million, after the payment of US$247.9 million in dividends and an increase in capital expenditure to US$251.2 million.

Market Background and Outlook

Global drilling activity is rising in most regions, though in this second quarter it was affected by the Canadian season.  We expect this trend to continue and that OCTG demand in the second half will be boosted by higher activity in the Middle East and a sustained high level of activity in North America. This activity is increasingly directed towards more demanding applications and we expect this to stimulate demand for specialized, high-end products.

Sales in our Tubes operating segment, particularly of OCTG products, are expected to be higher in the second half and a richer mix of products should be reflected in a gradual improvement in average selling prices. Overall, we expect to see higher sales and operating income in the second half of 2011 compared to the first.

Analysis of 2011 Second Quarter Results

Sales volume (metric tons)	Q2 2011	Q1 2011		Q2 2010
Tubes – Seamless	633,000	621,000	2%	603,000	5%
Tubes – Welded	198,000	233,000	(15%)	179,000	11%
Tubes – Total	831,000	854,000	(3%)	782,000	6%
Projects – Welded	68,000	75,000	(9%)	32,000	113%
Total	899,000	929,000	(3%)	814,000	10%

Tubes	Q2 2011	Q1 2011		Q2 2010
(Net sales - $ million)
North America	946.0	978.5	(3%)	736.4	28%
South America	327.9	318.2	3%	315.3	4%
Europe	279.0	243.8	14%	179.4	56%
Middle East & Africa	303.7	297.8	2%	376.0	(19%)
Far East & Oceania	141.2	129.0	9%	114.2	24%
Total net sales ($ million)	1,997.8	1,967.3	2%	1,721.4	16%
Cost of sales (% of sales)	63%	61%		58%
Operating income ($ million)	322.0	372.1	(13%)	355.6	(9%)
Operating income (% of sales)	16%	19%		21%

Net sales of tubular products and services increased 2% sequentially and 16% year on year. In North America, sales decreased 3% on a sequential basis, as seasonally weaker activity in Canada offset further growth in demand in the United States. In Europe, we had higher sales of OCTG products, as well as higher sales of line pipe and mechanical products to distributors whose selling prices are largely denominated in Euros. In the Middle East & Africa, a sequential increase in OCTG sales offset lower sales of line pipe, while in the Far East and Oceania, higher shipments of OCTG products in China and Indonesia offset lower shipments of line pipe products.

Projects	Q2 2011	Q1 2011		Q2 2010
Net sales ($ million)	212.4	175.0	21%	94.0	126%
Cost of sales (% of sales)	65%	69%		63%
Operating income ($ million)	51.5	31.8	62%	19.0	171%
Operating income (% of sales)	24%	18%		20%

Projects net sales amounted to US$212.4 million in the second quarter of 2011, an increase of 21% sequentially and 126% relative to the second quarter of 2010. Sequentially, revenues and operating income improved with sales concentrated in Brazil and a good mix of products, which offset a 9% decrease in volumes.

Others	Q2 2011	Q1 2011		Q2 2010
Net sales ($ million)	192.9	181.7	6%	166.3	16%
Cost of sales (% of sales)	68%	68%		72%
Operating income ($ million)	38.9	37.5	4%	30.7	27%
Operating income (% of sales)	20%	21%		18%

Net sales of other products and services amounted to US$192.9 million in the second quarter of 2011, an increase of 6% sequentially and 16% relative to the second quarter of 2010. The sequential increase in sales and operating income was mainly due to higher sales of industrial equipment in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to 19.5% of net sales in the second quarter of 2011, similar to the previous quarter and to the second quarter of 2010.

Net interest expenses amounted to US$5.7 million in the second quarter of 2011, compared to US$5.4 million in the previous quarter and US$17.5 million in the second quarter of 2010. Interest expenses in the second quarter of 2010 were negatively affected by higher interest rates, which were partially offset by foreign exchange gains recorded under other financial results.

Other financial results generated a loss of US$12.4 million during the second quarter of 2011, compared to a gain of US$1.1 million in the previous quarter and a loss of US$7.4 million during the second quarter of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$22.7 million in the second quarter of 2011, compared to a gain of US$24.3 million in the previous quarter and a gain of US$19.3 million in the second quarter of 2010. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$112.2 million in the second quarter of 2011, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to 31% in the previous quarter and the same percentage as in the second quarter of 2010.

Income attributable to non-controlling interests amounted to US$17.5 million in the second quarter of 2011, compared to US$4.8 million in the previous quarter and US$12.9 million in the second quarter of 2010. Sequentially, the increase is due to the better results of our Brazilian operations.

Cash Flow and Liquidity of 2011 Second Quarter

Net cash provided by operations during the second quarter of 2011 was US$325.1 million, compared to US$165.7 million in the previous quarter and US$58.6 million in the second quarter of 2010. Working capital increased by US$95.1 million during the second quarter of 2011 (mainly due to an increase in inventories), compared to an increase of US$392.9 million in the previous quarter and US$187.7 million in the second quarter of 2010.

Capital expenditures amounted to US$251.2 million in the second quarter of 2011, compared to US$210.6 million in the previous quarter and US$190.4 million in the second quarter of 2010.

At the end of the quarter, our net cash position (cash and other current investments less total borrowings) amounted to US$64.9 million, following a dividend payment of US$247.9 million in June.

Analysis of 2011 First Half Results

	H1 2011	H1 2010	Increase/(Decrease)
Net sales (US$ million)	4,727.1	3,620.5	31%
Operating income (US$ million)	853.8	714.6	19%
Net income (US$ million)	628.9	517.2	22%
Shareholders’ net income (US$ million)	606.6	501.6	21%
Earnings per ADS (US$)	1.03	0.85	21%
Earnings per share (US$)	0.51	0.42	21%
EBITDA* (US$ million)	1,119.2	966.6	16%
EBITDA margin (% of net sales)	24%	27%

Net income attributable to equity holders in the Company during the first semester of 2011 was US$606.6 million, or US$0.51 per share (US$1.03 per ADS), which compares with net income attributable to equity holders in the Company during the first semester of 2010 of US$501.6 million, or US$0.42 per share (US$0.85 per ADS). Operating income was US$853.8 million, or 18% of net sales during the first semester of 2011, compared to US$714.6 million, or 20% of net sales during the first semester of 2010. Operating income plus depreciation and amortization for the first semester of 2011, was US$1,119.2 million, or 24% of net sales, compared to US$966.6 million, or 27% of net sales during the first semester of 2010.

Net Sales, Cost of Sales and Operating Income by segment

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2011		H1 2010		Increase/(Decrease)
Tubes	3,965.1	84%	3,131.8	87%	27%
Projects	387.3	8%	187.2	5%	107%
Others	374.6	8%	301.4	8%	24%
Total	4,727.1	100%	3,620.5	100%	31%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Sales volume (metric tons)	H1 2011	H1 2010	Increase/(Decrease)
Tubes – Seamless	1,254,000	1,070,000	17%
Tubes – Welded	431,000	318,000	36%
Tubes – Total	1,685,000	1,388,000	21%
Projects – Welded	143,000	66,000	117%
Total	1,828,000	1,454,000	26%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2011	H1 2010	Increase/(Decrease)
(Net sales - $ million)
North America	1,924.5	1,412.8	36%
South America	646.1	518.3	25%
Europe	522.8	378.8	38%
Middle East & Africa	601.5	625.3	(4%)
Far East & Oceania	270.2	196.6	37%
Total net sales ($ million)	3,965.1	3,131.8	27%
Cost of sales (% of sales)	62%	58%
Operating income ($ million)	694.1	634.7	9%
Operating income (% of sales)	18%	20%

Net sales of tubular products and services increased 27% to US$3,965.1 million in the first half of 2011, compared to US$3,131.8 million in the first half of 2010, reflecting a 21% increase in volumes and a 4% increase in average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 58% in the first half of 2010, to 62% in the first half of 2011.

Operating income from tubular products and services increased 9% to US$694.1 million in the first half of 2011, from US$634.7 million in the first half of 2010, as a 27% increase in sales was mostly offset by a reduction in the operating margin. Operating income expressed as a percentage of net sales decreased to 18% in the first half of 2011, compared to 20% in the first half of 2010. The lower operating margin in the first half of 2011 reflects an increase in raw materials and other costs, which was just partially offset by an increase in average selling prices.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Projects	H1 2011	H1 2010	Increase/(Decrease)
Net sales ($ million)	387.3	187.2	107%
Cost of sales (% of sales)	66%	65%
Operating income ($ million)	83.3	27.5	203%
Operating income (% of sales)	21%	15%

Net sales of pipes for pipeline projects increased 107% to US$387.3 million in the first half of 2011, compared to US$187.2 million in the first half of 2010, reflecting a 117% increase in volumes, partially offset by a 5% decrease in average selling prices.

Operating income from pipes for pipeline projects increased 203% to US$83.3 million in the first half of 2011, from US$27.5 million in the first half of 2010, reflecting an increase in sales and higher operating margins.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2011	H1 2010	Increase/(Decrease)
Net sales ($ million)	374.6	301.4	24%
Cost of sales (% of sales)	68%	72%
Operating income ($ million)	76.4	52.4	46%
Operating income (% of sales)	20%	17%

Net sales of other products and services increased 24% to US$374.6 million in the first half of 2011, compared to US$301.4 million in the first half of 2010, as all the main business activities included in the segment increased their revenues.

Operating income from other products and services increased to US$76.4 million in the first half of 2011, compared to US$52.4 million during the first half of 2010, mainly due to the improved results of, our electric conduits operations in the United States, our industrial equipment business in Brazil and from higher sales of sucker rods.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 19.4% in the semester ended June 30, 2011 compared to 20.4% in the corresponding semester of 2010, mainly due to the effect of fixed and semi-fixed expenses over higher revenues.

Net interest expenses decreased to US$11.1 million in the first half of 2011 compared to US$30.5 million in the same period of 2010. Interest expenses in the first half of 2010 were negatively affected by higher interest rates, which were partially offset by foreign exchange gains recorded under other financial results.

Other financial results recorded a loss of US$11.4 million during the first half of 2011, compared to a gain of US$0.3 million during the first half of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currency (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$47.0 million in the first half of 2011, compared to a gain of US$42.8 million in the first half of 2010. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$249.5 million in the first half of 2011, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to US$210.1 million in the first half of 2010, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Income attributable to non-controlling interests amounted to US$22.3 million in the first half of 2011, compared to US$15.5 million in the corresponding semester of 2010, mainly due to a better performance at our Brazilian operations.

Cash Flow and Liquidity of 2011 First Half

Net cash provided by operations during the first half of 2011 was US$490.8 million, compared to US$494.9 million in the first half of 2010, as higher result in the first half of 2011 were offset by an increased investment in working capital compared with the first half of 2010. Working capital increased by US$488.0 million during the first half of 2011, while in the first half of 2010 it increased by US$63.5 million (primarily as a result of a strong increase in trade receivables, reflecting the increase in sales).

Capital expenditures amounted to $461.8 million in the first half of 2011, compared to US$348.4 million in the first half of 2010. The increase in the capital expenditures is mainly attributable to the continued investment at the new small diameter rolling mill at our Veracruz facility in Mexico.

Our net cash position (cash and other current investments less total borrowings) at June 30, 2011, amounted to US$64.9 million, following a dividend payment of US$247.9 million in June.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2011 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-55-5282-9929 (from outside the United States).

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
Continuing operations	(Unaudited)		(Unaudited)
Net sales	2,403,122	1,981,762	4,727,087	3,620,483
Cost of sales	(1,523,448)	(1,183,429)	(2,957,810)	(2,170,472)
Gross profit	879,674	798,333	1,769,277	1,450,011
Selling, general and administrative expenses	(468,341)	(391,144)	(918,115)	(738,531)
Other operating income (expense), net	1,028	(1,886)	2,649	3,163
Operating income	412,361	405,303	853,811	714,643
Interest income	6,513	4,352	14,200	11,500
Interest expense	(12,248)	(21,889)	(25,289)	(41,958)
Other financial results	(12,408)	(7,368)	(11,350)	323
Income before equity in earnings of associated companies and income tax	394,218	380,398	831,372	684,508
Equity in earnings of associated companies	22,720	19,288	47,005	42,814
Income before income tax	416,938	399,686	878,377	727,322
Income tax	(112,235)	(104,716)	(249,477)	(210,142)
Income for the period	304,703	294,970	628,900	517,180

Attributable to:
Equity holders of the Company	287,218	282,098	606,592	501,647
Non-controlling interests	17,485	12,872	22,308	15,533
	304,703	294,970	628,900	517,180

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2011		At December 31, 2010
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	4,212,424		3,780,580
Intangible assets, net	3,509,504		3,581,816
Investments in associated companies	704,764		671,855
Other investments	45,616		43,592
Deferred tax assets	227,591		210,523
Receivables	137,980	8,837,879	120,429	8,408,795

Current assets
Inventories	2,765,885		2,460,384
Receivables and prepayments	268,912		282,536
Current tax assets	227,666		249,317
Trade receivables	1,723,037		1,421,642
Available for sale assets	21,572		21,572
Other investments	870,906		676,224
Cash and cash equivalents	424,287	6,302,265	843,861	5,955,536
Total assets		15,140,144		14,364,331

EQUITY
Capital and reserves attributable to the Company’s equity holders		10,469,669		9,902,359
Non-controlling interests		682,426		648,221
Total equity		11,152,095		10,550,580

LIABILITIES
Non-current liabilities
Borrowings	160,636		220,570
Deferred tax liabilities	929,052		934,226
Other liabilities	214,345		193,209
Provisions	91,736		83,922
Trade payables	2,611	1,398,380	3,278	1,435,205

Current liabilities
Borrowings	1,069,673		1,023,926
Current tax liabilities	213,144		207,652
Other liabilities	313,359		233,590
Provisions	37,203		25,101
Customer advances	66,223		70,051
Trade payables	890,067	2,589,669	818,226	2,378,546
Total liabilities		3,988,049		3,813,751

Total equity and liabilities		15,140,144		14,364,331

Consolidated Condensed Interim Statement of Cash Flow
	Three-month period ended June 30		Six-month period ended June 30
(all amounts in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	304,703	294,970	628,900	517,180
Adjustments for:
Depreciation and amortization	136,017	125,888	265,401	251,916
Income tax accruals less payments	(8,003)	(87,690)	36,629	(115,948)
Equity in earnings of associated companies	(22,720)	(19,784)	(47,005)	(43,310)
Interest accruals less payments, net	(13,782)	10,449	(27,820)	19,496
Changes in provisions	1,899	(3,740)	19,916	1,684
Changes in working capital	(95,089)	(187,740)	(487,951)	(63,493)
Other, including currency translation adjustment	22,106	(73,732)	102,716	(72,632)
Net cash provided by operating activities	325,131	58,621	490,786	494,893

Cash flows from investing activities
Capital expenditures	(251,171)	(190,431)	(461,791)	(348,393)
Proceeds from disposal of property, plant and equipment and intangible assets	712	2,836	1,967	5,746
Dividends and distributions received from associated companies	17,229	11,486	17,229	12,958
Investments in short terms securities	(205,634)	141,157	(194,682)	75,052
Net cash used in investing activities	(438,864)	(34,952)	(637,277)	(254,637)

Cash flows from financing activities
Dividends paid	(247,913)	(247,913)	(247,913)	(247,913)
Dividends paid to non-controlling interests in subsidiaries	(5,735)	(14,577)	(5,735)	(14,577)
Acquisitions of non-controlling interests	(11,439)	(3,329)	(16,489)	(3,356)
Proceeds from borrowings	180,515	151,533	489,795	349,856
Repayments of borrowings	(309,582)	(281,709)	(541,112)	(588,754)
Net cash used in financing activities	(394,154)	(395,995)	(321,454)	(504,744)

Decrease in cash and cash equivalents	(507,887)	(372,326)	(467,945)	(264,488)

Movement in cash and cash equivalents
At the beginning of the period	865,228	1,624,909	820,165	1,528,707
Effect of exchange rate changes	4,702	(8,182)	9,823	(19,818)
Decrease in cash and cash equivalents	(507,887)	(372,326)	(467,945)	(264,488)
At June 30,	362,043	1,244,401	362,043	1,244,401

	At June 30,		At June 30,
Cash and cash equivalents	2011	2010	2011	2010
Cash and bank deposits	424,287	1,276,814	424,287	1,276,814
Bank overdrafts	(62,244)	(32,413)	(62,244)	(32,413)
	362,043	1,244,401	362,043	1,244,401